UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File No. 001-41180
_______________________________
Ermenegildo Zegna N.V.
(Translation of Registrant’s Name Into English)
_______________________________
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy
(Address of principal executive offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit 99.1    Press Release, dated August 26, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: August 26, 2022	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
		Name:	Gianluca Ambrogio Tagliabue
		Title:	Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release, dated August 26, 2022.